EXHIBIT 99.2

[ILOG LOGO]

(i)	Notice to ADS Holders of an Ordinary and Extraordinary General Meeting of Shareholders;

(ii)	Proxy Statement for Annual Meeting of Shareholders;

(iii)	Management Report of the Board of Directors;

(iv)	Special Report of the Board of Directors;

(v)	Resolutions Proposed by the Board of Directors;

(vi)	Request for Documents and Information; and

(vii)	Voting cards for JPMorgan Chase Bank.

Société anonyme with a share capital of Euros 10,225,669.12
Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex
Register of Commerce and Companies of Créteil B 340 852 458

NOTICE TO ADS HOLDERS OF AN ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 17, 2002

NOTICE IS HEREBY GIVEN THAT an Ordinary and Extraordinary General Meeting of Shareholders of ILOG S.A., a French corporation (the “Company”) will be held on December 17, 2002 at 5:00 p.m. at the registered office of the Company in order to consider and vote on the following items:

Within the authority of the Ordinary General Meeting, the following items will be voted on:

•
management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French statutory accounts and consolidated accounts for the fiscal year ended June 30, 2002;

•	report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

•	approval of the French statutory accounts for the fiscal year ended June 30, 2002;

•	approval of the consolidated accounts for the fiscal year ended June 30, 2002;

•	allocation of earnings for the fiscal year ended June 30, 2002;

•	report of the Statutory Auditors on the agreements provided for in article L 225-38 of the French Code of Commerce and examination of related party agreements;

•	Directors’ fees for the fiscal year ending June 30, 2003;

•	renewal of the term of office of two Directors;

•	appointment of a new Director; and

•	authorization to the Board to repurchase the Company’s shares.

Within the authority of the Extraordinary General Meeting, the following items will be voted on:

•	authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period;

•	add a supplement to the corporate purpose of the Company and amending Article 3 of ILOG S.A. by-laws;

•
authorization to the Board to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company’s shares, with preferential subscription rights granted to shareholders up to a nominal value of €5,000,000;

•
authorization to the Board to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company’s shares, waiver of the preferential subscription rights to the new shares up to a nominal value of €2,500,000, which shall be part of the limit described above;

•	authorization to the Board to increase the share capital by incorporation of provisions, profits or premiums up to a nominal value of €5,000,000 which shall be part of the limit described above;

•	authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares;

•	aggregate limit on authorizations above-mentioned;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors;

•
authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board;

•	limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €244,000 represented by 400,000 shares reserved for issuance under the 1998 International Employee Stock Purchase Plan;

•	limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €366,000 represented by 600,000 shares reserved for issuance under the French Employee Savings Plan; and

•	powers of attorney.

By Order of the Board of Directors

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED VOTING INSTRUCTION CARD IN THE ENVELOPE PROVIDED. IF THE QUORUM FOR THE ORDINARY AND EXTRAORDINARY MEETING IS NOT MET ON DECEMBER 17, 2002, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING ON DECEMBER 27, 2002 TO VOTE ON THE SAME AGENDA AS DESCRIBED IN THIS NOTICE.

ILOG S.A.

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

This Proxy Statement is being furnished in connection with the solicitation of Voting Instruction Cards by the Board of Directors of ILOG S.A. (the “Company”) for use at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on December 17, 2002 at 5:00 p.m., French time, and at any adjournment thereof, for the purposes set forth herein.

The Annual Meeting will be held at the offices of the Company located at 9 rue de Verdun, 94253 Gentilly (Paris), France. The Company’s telephone number is (331) 49 08 35 00.

These solicitation materials were mailed on or about October 31, 2002, together with the Company’s 2002 Annual Report, to all ADS holders as of September 30, 2002 (the “Record Date”). The number of shares entitled to vote at the Annual Meeting as of the Record Date is 16,763,392.

Information Concerning voting

Pursuant to a program sponsored by the Company, ordinary shares of the Company (the “Ordinary Shares”) are traded in the United States in the form of American Depositary Shares (“ADSs”), each ADS corresponding to one Ordinary Share placed on deposit with JPMorgan Chase Bank (the “Depositary”).

Holders of ADSs may vote by using the enclosed Voting Instruction Card. Such holders who wish to directly vote the Ordinary Shares underlying the Company’s ADSs and attend the Annual Meeting must contact the Depositary in order to become registered owners of the Shares corresponding to their ADSs prior to December 9, 2002.

Quorum Required Under French Law

The required quorum for ordinary resolutions is one-fourth of the total outstanding shares with voting rights; if such quorum is not met, a second shareholders’ meeting will be held. At this second meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one-third of the total outstanding shares with voting rights. If such quorum is not met, a second shareholders’ meeting will be held. At this second meeting, the quorum required for extraordinary resolutions is one-fourth of the total outstanding shares with voting rights on second call.

Ordinary Shares that are voted “FOR”, “AGAINST” or “ABSTAIN” are treated as being present at the Annual Meeting for purposes of establishing a quorum.

Majority Vote Required Under French Law

Passage of ordinary resolutions requires the affirmative vote of a majority of the shares present or represented at the Annual Meeting.

Passage of extraordinary resolutions requires the affirmative vote of two-thirds of the shares present or represented at the Annual General Meeting.

Voting by Holders of American Depositary Shares; Record Date

Holders of ADSs as of the Record Date are entitled to notice of the Annual Meeting, and may vote the Ordinary Shares underlying their ADSs at the Annual Meeting in one of two ways: (A) by properly completing and returning the enclosed Voting Instruction Card to the Depositary by no later than December 10, 2002 (the “Receipt Date”), a holder of ADSs will cause the Depositary to vote the shares underlying the ADSs in the manner prescribed in the Voting Instruction Card as more fully described below; or (B) a holder of ADSs may elect to exchange their ADSs for Ordinary Shares and may attend the Annual Meeting and vote the Ordinary Shares in person. The significant differences between these two alternatives are: (i) that a holder of ADSs will not be entitled to attend the Annual Meeting in person but must rather rely upon the Depositary for representation; (ii) a holder of ADSs may not have the opportunity to consider or vote on any matters which may be presented at the Annual Meeting other than those described in this Proxy Statement or any further solicitation made by the Company; (iii) a holder of ADSs is not entitled to present proposals at the Annual Meeting for consideration at such meeting; and (iv) a holder of Ordinary Shares must actually be the registered holder of the Ordinary Shares on December 16, 2002 (and hold such Ordinary Shares through the date of the Annual Meeting), and therefore, holding ADSs (or Ordinary Shares) on the Record Date will not be sufficient to entitle one to attend or vote at the Annual Meeting.

Voting through Depositary.    Upon receipt by the Depositary of a properly completed Voting Instruction Card on or before the Receipt Date, the Depositary will, insofar as practicable and permitted under applicable provisions of French law and the statuts of ILOG S.A., vote or cause to be voted the Ordinary Shares underlying the ADSs in accordance with any non-discretionary instructions set forth in such Voting Instruction Card. With respect to Voting Instruction Cards which are signed but on which no voting instructions have been indicated, the Depositary will vote or cause to be voted the Ordinary Shares in favor of each proposal recommended by the Board of Directors of the Company and against each other proposal.

The Depositary will not vote, cause to be voted or attempt to exercise the right to vote that is attached to ADSs if the Voting Instruction Card with respect to such ADSs is incorrectly completed or illegible. The Depositary will take no action to impair its ability to vote or cause to be voted the number of Shares necessary to carry out the instructions of all holders of ADSs.

Voting Ordinary Shares.    Under French law and the statuts of the Company, only shareholders holding registered Ordinary Shares of the Company at least one Paris business day prior to the date of a shareholders’ meeting may vote the Shares and attend such meeting. Therefore, in order for a holder of ADSs to attend the Annual Meeting and vote the Ordinary Shares, such holder must first become a registered owner of Ordinary Shares underlying the ADSs. To accomplish this, a holder of ADSs must deliver, on or before December 10, 2002 their ADSs to the Depositary for cancellation and pay the related exchange charges of the Depositary, as provided in the Deposit Agreement. The Depositary will then request that the Paris office of BNP Paribas as custodian (the “Custodian”) of the Ordinary Shares underlying the ADSs to register such holder in the share register of ILOG S.A. and will request the Custodian to make arrangements to allow the holder of Ordinary Shares to vote at the Annual Meeting. The Custodian will not permit any transfer of the Ordinary Shares during the “blocked period” of December 16, 2002 to December 17, 2002.

Receipt Date

The Depositary must receive the Voting Instruction Card on or before the Receipt Date in order to vote the ADSs on behalf of such holders. The Receipt date is December 10, 2002.

Revocability of Voting Instructions

All ADS holders entitled to vote and represented by properly executed Voting Instruction Cards received prior to the Receipt Date, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Voting Instruction Cards. Any Voting Instructions given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A Voting Instruction may be revoked by filing with JPMorgan Chase Bank, before December 10, 2002, a written notice of revocation or a duly executed Voting Instruction Card, in either case later dated than the prior Voting Instruction Card relating to the same ADSs.

Expenses of Solicitation

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of ADSs for their reasonable expenses in forwarding proxy material to and in soliciting such beneficial owners. Directors, officers and employees of the Company may also solicit votes in person or by telephone, telegram, letter, facsimile or other means of communication. Such Directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Procedure for Submitting Shareholder Proposals

Under French corporate law, shareholders holding a defined percentage of the Company’s share capital may propose new resolutions or modifications to the resolutions presented by the Board of Directors to the shareholders for their approval within 10 days of the publication of the preliminary notice announcing the Annual Meeting in the French Bulletin des Annonces Légales Obligatoires. Such a preliminary notice must be published at least 30 days prior to the date set forth for the Annual Meeting on first call. In such case, holders of ADSs who have given no prior instructions to vote on such new or amended resolutions shall be deemed to have voted against the new or revised resolution. The number of Shares required to be held to propose new resolutions for consideration at the Annual Meeting is 370,502.

Documents Available Upon Written Request to the Company

Appended to this Proxy Statement is the text of the Report of the Board of Directors on the activities of the Company in fiscal year 2002 and of the Special Report of the Board of Directors on Stock Options. This Proxy Statement is being mailed together with the Company’s Annual Report (Form 20-F) for the year ended June 30, 2002 which includes the consolidated fiscal results of ILOG S.A. for 2001-2002, prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In addition, you may request a summary of the unconsolidated & consolidated accounts of ILOG S.A. for fiscal 2001-2002 prepared under French GAAP, and a table showing the unconsolidated & consolidated results of ILOG S.A. over the past five fiscal years and copies of additional information, in accordance with French law relating to commercial companies, using the Request for Information Form on page 37. Such additional information may include, but is not limited to, the Statutory Auditors’ reports.

ILOG

Société anonyme with a share capital of Euros 10,225,669.12
Registered Office: 9 rue de Verdun, BP 85, 94253 Gentilly Cedex
Register of Commerce and Companies of Créteil B 340 852 458

MANAGEMENT REPORT OF THE BOARD OF DIRECTORS TO THE COMBINED ORDINARY
AND EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
OF DECEMBER 17, 2002

Ladies and Gentlemen,

We are requesting your presence at a combined general meeting of shareholders in order to submit for your approval matters within the competence of the Ordinary General Meeting and the Extraordinary General Meeting.

Within the authority of the Ordinary General Meeting, you will consider the following:

•
management report of the Board of Directors, special report of the Board on stock options and submission, by the Board, of the annual French statutory accounts and consolidated accounts for the fiscal year ended June 30, 2002;

•	report of the Statutory Auditors on the performance of their duties during the above-mentioned fiscal year;

•	approval of the French statutory accounts for the fiscal year ended June 30, 2002;

•	approval of the consolidated accounts for the fiscal year ended June 30, 2002;

•	allocation of earnings for the fiscal year ended June 30, 2002;

•	report of the Statutory Auditors on the agreements provided for in article L 225-38 of the French Code of Commerce and examination of related party agreements;

•	Directors’ fees for the fiscal year ending June 30, 2003;

•	renewal of the term of office of two Directors;

•	appointment of a new Director; and

•	authorization to the Board to repurchase the Company’s shares.

Within the authority of the Extraordinary General Meeting, you will consider the following:

•	authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period;

•	add a supplement to the corporate purpose of the Company and amending Article 3 of ILOG’s S.A. by-laws;

•
authorization to the Board to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company’s shares, with preferential subscription rights granted to shareholders up to a nominal value of €5,000,000;

•
authorization to the Board to increase the share capital by issuance of securities giving rights, either immediately or at a later date, to subscribe to the Company’s shares, waiver of the preferential subscription rights to the new shares up to a nominal value of €2,500,000, which shall be part of the limit described above;

•	authorization to the Board to increase the share capital by incorporation of provisions, profits or premiums up to a nominal value of €5,000,000, which shall be part of the limit described above;

•	authorization to the Board to increase the share capital during a public tender or exchange offer for the Company’s shares;

•	aggregate limit on authorizations above-mentioned;

•	authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors;

•
authorization to the Board to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board;

•	limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €244,000 represented by 400,000 shares reserved for issuance under the 1998 International Employee Stock Purchase Plan;

•	limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already issued;

•	increase of the share capital up to a nominal value of €366,000 represented by 600,000 shares reserved for issuance under the French Employee Savings Plan; and

•	powers of attorney.

Management report on the Company’s consolidated activities for the fiscal year ended on June 30, 2002

1.	Overview

ILOG develops, markets and supports software components for visual interface, resource optimization and business rules functions that are fundamental to the development of strategic business applications by creating pre-built and pre-tested software components to address these common software functions.

2.	Revenues

Total revenues increased to €91.9 million in 2002 from €88.7 million in 2001, and from €72.3 million in 2000, representing increases of 4% and 23% over the respective previous years. The growth in 2002 reflects the market success of the Rules product line for business process applications and the impact of the growing installed base of licenses on maintenance revenue, offset by the lower spending of the communications industry. The rate of growth in 2001 reflected the transition of the Company’s channels of distribution from end users to ISVs, which have a longer selling cycle, and the impact of slower spending by communications industry customers in the latter part of 2001.

During 2002, 2001 and 2000, revenues generated from customers in North America totaled approximately €41.5 million, €40.9 million and €32.7 million; in Europe €41.5 million, €38.1 million and €32.9 million; and in Asia €8.9 million, €9.7 million and €6.7 million; in each case, respectively. The 9% increase in European revenues and the 1% growth in North American revenues in 2002 over 2001 reflects difficulties in the telecommunications and supply chain management sectors affecting the United States more than Europe. The 25% growth in North American revenues and the 16% increase in European revenues in 2001 over 2000 reflected a lower euro exchange rate and the transition of the Company’s channel of distribution from end users to ISVs, which have a greater proportion located in North America, combined with the general strength of the internet driven economy in the U.S. in the first part of 2001. The 9% decrease in Asia in 2002 over 2001 reflects the difficult economic conditions in Asia, after the 45% increase in 2001 over 2000 following the establishment of the Company’s Japanese operations.

In 2002, 2001 and 2000 SAP A.G. accounted for 11%, 9% and 10% of total revenues, respectively. In 2002 the next four largest customers accounted for approximately 8% of total revenues, and the next five largest accounted for approximately 6% of revenues.

3.	Results by Business Segment

ILOG in 2000, 2001 and 2002 was organized into three divisions, each operating in different markets. They each handle industry marketing, sales, consulting and some product development. The Industry Solutions Division (“ISD”) focuses on the e-commerce, finance, transportation and defense industries. The Value Chain Management Business Division (“VCM”) is focused on enterprise resource planning (ERP), and supply chain management (SCM) applications for the allocation of equipment, planning and scheduling production, assigning personnel, and managing supply chains with the greatest possible efficiency. The Communications Business Division (“COM”) is dedicated to the web-enabled network management, and customer management, service and billing. “Corporate & other” includes segments which do not meet the quantitative threshold for determining reportable segments, corporate overhead and other expenses which are not allocated to reportable segments. The Company evaluates performance and allocates resources based on segment revenues and operating results. There are no intersegment sales.

The following table sets forth segment revenue and income from operations for 2002, 2001 and 2000:

	Revenues			Income (loss) from Operations
	2002	2001	2000	2002	2001	2000
	(In thousands)
Industry Solutions Division (ISD)	€36,998	€28,450	€24,041	€6,034	€3,518	€2,479
Value Chain Management (VCM)	27,661	28,061	20,033	7,193	7,991	4,268
Communications (COM)	16,920	20,325	20,533	(1,251)	(1,078)	1,578
Corporate & Other	10,299	11,857	7,689	(11,135)	(9,559)	(7,207)

	€91,878	€88,693	€72,296	€841	€872	€1,118

The growth of the ISD division’s e-commerce, finance, transportation and defense industry revenues to €37.0 million in 2002 from €28.5 million in 2001 and €24.0 million in 2000 reflects the Company’s penetration in 2002 of the finance sector market place, where previously it had minimal presence. This is predominantly a result of the competitive success of the Company’s business rules product line, which also generated cross-selling opportunities for other ILOG products. This revenue growth resulted in the profitability of this segment increasing to €6.0 million in 2002 from €3.5 million in 2001 and €2.5 million in 2000.

The value chain market revenues decreased to €27.7 million in 2002 from €28.1 million in 2001, compared to €20.0 million in 2000. The revenue level in 2002 compared to 2001 reflects a lower royalty flow from ISVs offset by increased end user business. The 40% revenue increase in 2001 over 2000 reflects demand for the Company’s optimization products by ISVs during a period of strong economic activity. As a result, in this segment, profits of €7.2 million in 2002 compared to €8.0 million in 2001 and €4.3 million in 2000 were generated.

The decline in the communications market revenues in 2002 to €16.9 million from €20.3 million in 2001 and €20.5 million in 2000, reflects the significant slow-down in spending by the telecommunications industry since mid-2001. As a result, in this segment a loss of €1.3 million in 2002 was incurred compared to a loss of €1.1 million in 2001 and a profit of €1.6 million in 2000.

Other revenues, which predominantly are from Asia, decreased to €10.3 million in 2002 from €11.9 million in 2001, due to the economic difficulties in this region in 2002. This decrease follows an increase from €7.7 million in 2000 due to the establishment of the Company’s Japanese operations in 1999. The operating loss for the corporate and other segment increased from €7.2 million in 2000 to €9.6 million in 2001 and to €11.1 million in 2002 as a result of lower revenues in 2002 and increased spending in sales and marketing and research and development in 2001 over 2000.

In October 2002, as a result of changes in the market place for its products, the Company reorganized its revenue generating activities from being along market segment lines to the geographic regions of Americas, Europe and Asia, with the goal of improving sales execution efficiency and productivity. No significant change in operating costs is anticipated from this change.

4.	Research and Development

The Company has committed, and expects to continue to commit in the future, resources to research and development. During 2002, 2001 and 2000, net research and development expenses were €17.0 million, €16.5 million, and €12.2 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were €17.8 million, €17.4 million, and €13.1 million in 2002, 2001 and 2000, respectively.

5.	Trend Information

The Company sells its products and services to software developers in a number of different market places. During 2002, revenues were derived from finance, transportation and defense sectors; the value chain software market; the communications industry; and other sectors encompassing Asia, which accounted for 40%, 30%, 18% and 12% of revenues, respectively, compared to 32%, 32%, 23% and 13%, respectively, in 2001.

The growth of the finance, transportation and defense sectors revenue to €37.0 million in 2002, from €28.5 million in 2001, reflects the success of ILOG’s enterprise-class business rules management software to provide a platform for business process re-engineering initiatives, particularly straight-through processing (STP) projects for the banks, securities firms and insurance companies. This trend is expected to continue.

Revenue from ILOG’s Value Chain Management division remained level at €28.1 million in 2001 compared to €27.7 million in 2002 reflecting a lower royalty flow from ISVs due to general economic weakness in the supply chain sector, offset by increased end user business. Some of the increased end user business is being fueled by the emergence of aftermarket opportunities for ILOG products with end users who have recently installed optimization systems from one of ILOG’s major supply chain planning ISV partners. This trend is expected to continue.

The decline in the communications market revenues in 2002 to €16.9 million from €20.3 million in 2001 reflects the over capacity and general business conditions prevalent in this sector for the last year and a half. This sector is not expected to return to its historic levels in 2003.

Other revenues, which predominantly are from Asia, decreased in 2002 to €10.3 million from €11.9 million in 2001 due to general economic weakness in that region, but especially in Japan. This trend is expected to continue, except in China where the Company has recently opened an office in Beijing to take advantage of demand from local telecommunication equipment manufacturers.

Since 2001, in view of general economic and business conditions, the Company has limited employee recruitment and thus, expense growth. This is expected to continue until signs of business strength re-emerge. In the latter part of 2002 the euro strengthened by approximately 10%. This has resulted in decreased expenses in terms of Euro for fiscal 2003 to date by approximately 5%, given that 52% of the Company’s expenses are incurred in currencies other than Euro.

In October 2002, as a result of changes in the market place for its products, the Company reorganized its revenue generating activities from being along market segment lines to the geographic regions of Americas, Europe and Asia, with the goal of improving sales execution efficiency and productivity. No significant change in operating costs is anticipated from this change.

6.	Competition

The Company’s present direct competitors include a number of private and public companies such as Computer Associates, Cosytech, Dash Associates, Fair Isaac, Haley, IBM, Loox Software, Pegasystems, SL Corporation and Tom Sawyer. The Company also competes with companies that provide packaged software with respect to specific applications. In addition, virtually all of the Company’s customers have significant investments in their existing solutions and have the resources necessary to enhance existing products and to develop future products.

Some of the Company’s current, and many of the Company’s potential, competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers, than the Company. In addition, the Company’s current and potential competitors may have well-established relationships with current and potential customers of the Company. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company’s business, operating results and financial condition.

Management report on the Company’s French statutory activities for the fiscal year ended on June 30, 2002

We advise you that this report, which deals with the Company’s French Statutory accounts as well as the report of the Statutory Auditors, has been made available to you in compliance with statutory and regulatory requirements.

1.	Situation of the Company and activities during the fiscal year—Results of the fiscal year

The annual statutory accounts that are presented to you have been established in accordance with French accounting rules and standards in compliance with French law. The revenues of the Company amounted to €44.2 million, which corresponds to an increase of 6% over the previous fiscal year. The operating expenses amounted to €47.1 million, which corresponds to a decrease of 3%.

The fiscal year shows a loss of €6.4 million compared to a loss of €5.0 million for the prior fiscal year. This loss is proposed to be carried forward in the retained earnings account, which after allocation is a deficit of €38.2 million. No dividend has been paid during the last 3 fiscal years.

2.	Subsequent events

Since the end of the fiscal year there have been no subsequent events that would have a material effect on the Company.

3.	Research and development activities

The Company has committed, and expects to continue to commit in the future, resources to research and development. During 2002, 2001 and 2000, net research and development expenses were €17.0 million, €16.5 million, and €12.2 million, respectively. Gross research and development expenses before the offsets of funding provided by the European Union and agencies of the French government were €17.8 million, €17.4 million, and €13.1 million in 2002, 2001 and 2000, respectively.

Since its inception, the Company has maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, who tend to focus on tight math oriented code. This ILOG culture has arisen from fifteen years of day-to-day development, algorithmic optimization and object oriented design. The Company’s engineers work with customers to ensure that the customers’ problems are solved efficiently. The Company’s engineers also interact closely with the scientific and academic communities, which the Company believes is the best way to obtain and maintain high performance algorithms.

4.	Impact of changes in accounting policies in the presentation of the financial statements

The statutory financial statements were prepared in accordance with accounting principles generally accepted in France, which were applied on a consistent basis.

5.	Activities of subsidiaries

ILOG S.A. (304 employees) has the following wholly owned subsidiaries: ILOG, Inc. (171 employees), ILOG Limited (22 employees), ILOG GmbH (24 employees), ILOG S.A. Spain (22 employees); ILOG (S) (Pte) Ltd (37 employees) and ILOG KK (19 employees), which operate in the United States, United Kingdom, Germany, Spain, Singapore and Japan respectively. The predominant activity of these subsidiaries is the marketing and selling of the Company’s products. In the United States, the Company also has some research and development activities.

6.	Employees’ holdings of the Company’s stock—Stock Options—Miscellaneous information

As of September 30, 2002, it is the Company’s best estimate that ILOG management held approximately 11.9% of the Company’s shares, ILOG employees held approximately 4.6% (of which 2.4% within the meaning of Article L. 225-102 of the French Code of Commerce).

As of September 30, 2002, the number of stock options available for future grant amounted to 389,571. During fiscal 2002, options over 1,253,300 shares, were granted and 156,122 were cancelled. Additional information regarding stock options is in the Special Report of the Board of Directors on Stock Options. In addition during the year:

•	Warrants over 60,000 shares were granted;

•	151,567 shares were issued from the exercise of stock options; and

•	No warrants were exercised.

7.	Information regarding the Company’s share capital and its shareholders

During the 2002 fiscal year, the share capital was increased from €9,849,944 to €10,169,106 due to the issuance of 517,815 Ordinary Shares of €0.61 nominal value each as follows:

•	151,567 shares from the exercise of stock-options;

•	81,368 shares issued under the 1998 International Employee Stock Purchase Plan; and

•	284,880 shares issued under the French Employee Savings Plan.

To the best knowledge of ILOG, as of September 30, 2002, shareholders owning more than 5% of the issued share capital were: INRIA who owned 1,237,250 shares (7.4%), Fidelity Investments who owned 894,450 shares (5.3%).

The company does not hold any of its own shares.

8.	Board of Directors

The following list sets forth the Directors’ names, ages and appointments within the group and at other companies as of September 30, 2002

•
Pierre Haren, 49, Director and President of ILOG S.A. (France) and of ILOG, Inc., Director of ILOG S.A. (Spain), ILOG KK, ILOG GmbH, IPSOS S.A. and Ecole Nationale des Ponts et Chaussées and member of the Académie des Technologies.

•	Michel Alard, 48, Director and Chairman of the Board of Directors of Wavecom S.A.

•	Marie-Claude Bernal, 55, Director and President of the Supervisory Board of Esker S.A.

•	Pascal Brandys, 43, Director and President of Biobank and Director of Genset S.A., Ceres Inc. and several private biotechnology companies.

•	Marc Fourrier, 49, Director and President of Delphis and Director of Wavecom S.A., Highdeal S.A. and Kiala.

•	Richard Liebhaber, 67, Director of JDS Uniphase, ECI Telecommunications and Avici Systems.

•	Todd Lowe, 46, Director of ILOG S.A. and ILOG, Inc He was an ILOG executive officer until April 2002.

In accordance with French law only shareholders may determine directors fees paid to the Board of Directors, which for 2002 was authorized for up to $60,000 by the Company’s General Shareholders Meeting on December 18, 2001. The Board of Directors then has full and discretionary authority to decide the allocation of the Directors’ fees authorized by the shareholders. Pursuant to such authorization $34,500 has been paid to the non-executive Directors of the Company for fiscal year 2002 for their contribution to the Boards, the Audit and Compensation committees.

Directors compensation for 2002 was as follows:

	Fees	Warrants granted
		Number of Shares	Exercise Price	Expiration
Michel Alard	$6,000	8,000	€13.10	December 2006
Marie-Claude Bernal	$8,000	8,000	€13.10	December 2006
Pascal Brandys	$6,500	8,000	€13.10	December 2006
Marc Fourrier	$8,000	8,000	€13.10	December 2006
Richard Liebhaber	$6,000	8,000	€13.10	December 2006

	$34,500	40,000	€13.10	December 2006

The above non-executive directors have not received any other remuneration or benefits from the Company and its subsidiaries during fiscal year 2002.

Mr. Haren, in his capacity as an executive officer of the Company, received in 2002 €220,000 (including a Company car and unemployment insurance benefits) paid by ILOG S.A. (France) in compensation and benefits from the Company and/or its subsidiaries.

Mr. Lowe, in his capacity as an executive officer of the Company, received in 2002 $243,000 paid by ILOG, Inc. in compensation and benefits from the Company and/or its subsidiaries.

9.	Employees

The total number of ILOG employees worldwide, as of September 30, 2002 was:

	2002	2001	2000
Europe	375	359	329
North America	169	168	138
Asia	58	59	51

Total	602	586	518

The Company has never experienced a strike and believes that its relationships with its employees are good. The future success of the Company depends in large part on its ability to attract and retain highly skilled technical, sales and managerial personnel. Competition for such personnel in the software industry is intense, particularly with respect to technical personnel with expertise in object oriented technology, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

Pursuant to French laws dated June 13, 1998 and January 19, 2000 a 35-hour work-week has been effective in France since February 1, 2000.

The PEE (Plan d’Epargne Entreprise) and the ESPP (Employee Stock Purchase Plan), dedicated respectively to French employees and to non-French ILOG employees worldwide, allows employees to buy shares of the Company’s stock at a discount and encourages employees to be ILOG shareholders.

Decisions to be taken by the Ordinary General Meeting

1.	Allocation of earnings

We propose that the loss of the financial year ended June 30, 2002, of €6,364,630 be carried forward in the retained earnings account which after allocation is a deficit of €38,165,165.

Pursuant to legal provisions, you are advised that no dividend has been declared or distributed in respect of the three previous fiscal years.

2.	Agreements referred to in Article L. 225-38 of the French Code of Commerce

You will review the special report of the Statutory Auditors on the agreements referred to in article L. 225-38 of the French Code of Commerce.

3.	Directors’ fees for the fiscal year ending June 30, 2003

We propose that you renew your authorization for up to an overall maximum of €100,000 for Directors’ fees which may be paid for the fiscal year 2003.

4 & 5.	Renewal of the terms of office of two directors

We advise you that the terms of office as Directors of Ms. Marie-Claude Bernal and of Mr. Pierre Haren shall expire at the close of this shareholders’ meeting.

Therefore, we propose that you renew their term of office for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the annual French statutory accounts for the fiscal year ending June 30, 2005.

6.	Appointment of a new director

We propose that, in view of his experience and knowledge of the software industry and finance, to appoint a new director, Mr. Thomas Weatherford, for a term of three years expiring at the end of the Ordinary General Meeting to be called to approve the annual French statutory accounts of the fiscal year ending June 30, 2005.

7.	Authorization to repurchase Company’s shares

Under French Company Law, the Company may not subscribe its own shares. However, the Company may, directly or through an intermediary acting on its behalf, acquire the Company’s shares.

On December 18, 2001, the shareholders authorized the Board of Directors to repurchase up to 10% of the Company’s total outstanding share capital.

The authorization to repurchase the Company’s shares of December 18, 2001 shall expire at the close of the present meeting. We advise you that we have not used such authorization and that we do not hold any of our own shares as of the date of this report.

We propose that you renew such program and authorize the Board, pursuant to Articles L. 225-209 and seq. of the French Code of Commerce, to purchase the Company’s own shares up to 10% of the outstanding share capital, for a period expiring at the close of the Ordinary Shareholders’ Meeting called to approve the accounts for the fiscal year ending June 30, 2003.

The shares may be purchased, following a resolution of the Board of Directors to:

•
provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

•	make sales and purchases in compliance with applicable regulations, depending on market conditions;

•	stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends;

•
implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a corporate pension fund;

•	keep such repurchased shares in treasury; and/or

•
cancel such repurchased shares, subject to the approval of a dedicated resolution by the shareholders’ meeting, and having said that such cancellation would only be implemented if it would have a positive impact on the net earning per share.

The shares may be purchased by any means, such as, open market or negotiated transactions, through derivative securities (such as options, warrant, etc.), except purchase of call options, and at any time, in compliance with applicable regulations.

The part of the program, which may be done through block trades, is not limited.

We propose that you set the maximum purchase price and the minimum resale price per share at €25 and €3, respectively. We also propose that you limit the funds used to implement such share repurchase program to €10 million.

Decisions to be taken by the Extraordinary General Meeting

8.	Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period

If you approve the share repurchase program we submit to you, we also propose that you authorize your Board to reduce the Company’s share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to the share repurchase program.

Such authorization would remain valid until the close of the Ordinary Shareholders’ Meeting called to approve the accounts for the fiscal year ending June 30, 2003.

9.	Addendum to the corporate purpose of the Company and subsequent amendment to Article 3 of ILOG S.A. by-laws

We propose that you broaden the corporate purpose of the Company as defined in Article 3 of our by-laws to cover specifically financing operations within ILOG S.A. and its subsidiaries (in particular issuance of security interests to any ILOG company as well as the financing of their activities and the activity of the Company itself) and more generally any kind of activity (e.g., financial, commercial, industrial transactions, etc.) related to the specified corporate purpose as defined in Article 3. We consider that such amendment would more accurately reflect the status of ILOG S.A. as the parent company in our by-laws.

10.	Financial authorizations

We remind you that, on December 18, 2000, you had granted several authorizations to the Board to issue securities giving rights, either immediately or at a later date, to subscribe to shares, with or without preferential subscription rights. Such authorizations had not been implemented, except to the sole extent necessary to convert the share capital en euros in July 2001, i.e., a capital increase of €3,294 by incorporation of reserves and will expire on February 2003.

We therefore propose that you renew such authorizations, pursuant to the provisions of Article L. 225-129 III of the French Code of Commerce in order for the Board to have the appropriate authorizations to procure to the Company, if need be, the adequate financing by issuance of any type of securities, depending on the market conditions and at any time.

Before we develop the various authorizations, which would be requested, we indicate to you that the terms and conditions of such authorizations would be rather similar to the previous authorizations.

10.1.	Issuance of securities giving rights, either immediately or at a later date, to subscribe to shares, with or without preferential subscription rights

We propose that you grant to the Board the full power to issue, on one or more occasion, new shares and securities giving rights, either immediately or at a later date, to subscribe to shares of the Company, with or without preferential subscription rights of shareholders.

The nominal value of the capital increases that may be realized pursuant to the above authorizations may not exceed €5,000,000. If additional shares are to be issued in order to protect the rights of the holders of securities giving rights to subscribe shares, in accordance with law, their nominal value shall be in addition to the said limitation. Such aggregate nominal amount of €5,000,000 could be used up to the whole amount with preferential subscription rights and up to €2,500,000 without preferential subscription rights.

The nominal value of debt securities that may be issued pursuant to the above authorizations may not exceed €15,000,000.

Pursuant to the provisions of Article L. 225-129 III of the French Code of Commerce, such authorizations should be valid for a period of twenty-six months from the date of the shareholders’ meeting.

We also propose that you expressly indicate that such authorizations invalidate any prior authorization relating to the immediate and/or subsequent issue of shares, with or without preferential subscription rights.

10.2.	Increase of share capital by capitalization of provisions, profits or premiums

We suggest that you grant to the Board full power to increase the share capital by a maximum nominal value of €5,000,000, in one or more operations, by incorporation of provisions, profits or premiums and by issuance and delivery of additional shares free of charge and/or increase of the nominal value of the shares, for a period of twenty-six months.

We also propose that you indicate that such new authorization invalidates any prior authorization having the same purpose.

10.3.	Increase of share capital during a public tender or exchange offering

We propose that you authorize the Board to use the above mentioned delegations during a public tender or exchange offer for the Company’s shares, until the close of the shareholders’ meeting called to approve the French statutory accounts for the fiscal year ending June 30, 2003.

10.4.	Aggregate limit on authorizations

We propose that, in any event, you limit the nominal value of the capital increases which may be realized pursuant to the authorizations mentioned above to a maximum nominal amount of €5,000,000. If additional shares are to be issued in order to protect the rights of the holders of securities giving rights to subscribe to shares, in accordance with law, their nominal value shall be in addition to the said limitation. On the basis of the outstanding share capital as of September 30, 2002, such aggregate authorization of €5,000,000 would represent 48.89 % of the outstanding share capital (and 24.45 % for the part without preferential subscription rights).

11.	Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares for issuance to non-executive Directors

We remind you that since 1999, warrants have been issued to non-executive Directors. We further remind you that the latest authorization granted by the Extraordinary Meeting of Shareholders held on December 18, 2001 authorized the issuance of warrants to subscribe for new shares in the Company, up to a maximum of 40,000 shares, to the non-executive Directors, each of them being entitled to subscribe for up to 8,000 shares. At a meeting held on December 18, 2001, the Board decided to issue such warrants authorized by the Shareholders.

We consider it advisable to continue this policy of issuing warrants for 8,000 shares per year to each non-executive Director.

Therefore, we propose that you authorize an increase of share capital by a maximum nominal value of €34,160, in one or more issues, by the issuance of warrants to subscribe for a maximum of 56,000 shares of €0.61 nominal value each, reserved for issuance to seven non-executive Directors entitled to 8,000 shares each.

We propose that you waive the preferential subscription rights of the shareholders to the warrants and reserve the right to subscribe for the warrants to Ms. Marie-Claude Bernal (subject to the renewal of the term of office as Director by the present shareholders’ meeting), Messrs. Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, Todd Lowe (who resigned from his position of Executive Vice President and General Manager of ILOG’s VCM Business Division in April 2002 and no longer holds any executive position at ILOG, but is remaining as a member of the Board of Directors) and Thomas Weatherford (subject to his appointment as a Director by the present shareholders’ meeting) in the amounts mentioned above.

The issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Such authorization shall remain valid for a period of one year from the date of this shareholders’ meeting.

The amount receivable by the Company for each share issued upon the exercise of the warrants would be at least equal to the closing price for a share on the Nouveau Marché (Euronext Paris) on the last trading day preceding the decision of the Board to issue these warrants.

If you resolve to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, including the right to delegate such powers to the Chairman, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;

•	To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and more generally, to take all necessary measures.

In order to comply with the law, you will find set forth an indication of the dilutive effect which would result from the issuance of the 56,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.996671%, i.e. a decrease of 0.003329%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.021993 at September 30, 2002, would change to €0.022016 per share, after taking into account the issuance of the 56,000 new shares of €0.61 each, according to the closing price of ILOG’s share on the Nouveau Marché d’Euronext Paris on September 30, 2002, i.e. €2.90.

At the meeting, you will hear the special report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information provided.

12.	Authorization to issue warrants to subscribe for shares in the Company, of up to a maximum of 20,000 shares reserved for issuance to the non-executive members of the Technical Advisory Board

We remind you that since 2000, warrants were reserved for issuance to non-executive members of the Technical Advisory Board. We further remind you that the last authorization granted by the Extraordinary Meeting of Shareholders held on December 18, 2001 authorized the issuance of warrants to subscribe for shares in the Company, up to a maximum of 20,000 shares, to the non-executive members of the Technical Advisory Board, each of them being entitled to subscribe for up to 4,000 shares each. At a meeting held on December 18, 2001, the Board decided to issue such warrants authorized by the Shareholders.

Due to the importance for ILOG to benefit from the contribution of such experts, we consider to be in the Company’s interests to provide for a new issuance of warrants to subscribe for shares in the Company, within the same amount, reserved for issuance to the non-executive members of the Technical Advisory Board.

Therefore, we propose that you authorize an increase of share capital by a maximum nominal value of €12,200, in one or more issues, by the issuance of warrants for up to 20,000 ILOG shares of €0.61 nominal value each. We also propose that you waive your preferential subscriptions rights to the warrants and reserve the right to subscribe for the warrants to: Messrs. Eugene Freuder, Gilles Kahn, Martin Grötschel, Ora Lassila and Ben Shneiderman, each of them being entitled up to 4,000 shares each.

The issuance of the warrants entails the formal waiver by shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Such authorization shall remain valid for a period of one year from the date of this shareholders’ meeting.

The amount receivable by the Company for each share issued upon the exercise of the warrants would be at least equal to the closing price for a share on the Nouveau Marché (Euronext Paris) on the last trading day preceding the decision of the Board to issue these warrants.

If you resolve to authorize the issuance of such warrants, we propose that you grant to the Board of Directors full powers, including the right to delegate such powers to the Chairman, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;

•	To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and more generally, to take all necessary measures.

In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 20,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.998812%, i.e. a decrease of 0.001188%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.022016 at September 30, 2002, would change to €0.022025 per share, after taking into account the issuance of the 20,000 new shares of €0.61 each, according to the closing price of ILOG’s share on the Nouveau Marché d’Euronext Paris on September 30, 2002, i.e. €2.90.

At the meeting, you will hear the special report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

13.	Limitation of the authorization to increase share capital under the 1998 International Employee Stock Purchase Plan to the amount subscribed to date

On September 25, 2001, the Shareholders authorized a capital increase by issuance of a maximum of 300,000 shares under the 1998 International Employee Stock Purchase Plan (the “International Plan”), in one or more issuances, until September 24, 2003.

Pursuant to such authorization, a first capital increase of 46,167 shares has been carried out on February 1, 2002, followed by a second capital increase of 92,727 shares on August 1, 2002. To date, the issuance of 138,894 shares of €0.61 each, fully paid up, out of the 300,000 shares authorized has been carried out and finalized.

We propose that you resolve (i) to limit the amount of the capital increase authorized to the increases effectively realized, that is to say an aggregate share capital increase of an amount of €84,725.34 by issuance of 138,894 shares of €0.61 nominal value each and (ii) to invalidate for the future the authorization granted on September 25, 2001.

14.	Increase of the share capital reserved for issuance under the 1998 International Employee Stock Purchase Plan

In order to allow the continuance of the International Plan, we propose that you resolve that the share capital may be increased, as necessary, by a maximum nominal value of €244,000, in once or more than once, by the issuance of a maximum of 400,000 shares of €0.61 nominal value each, under the International Employee Stock Purchase Plan.

The subscription to these shares would be reserved to ILOG S.A. Employee Benefits Trust, acting on behalf of the employees of the group. We propose therefore that you waive the preferential subscription right granted to shareholders pursuant to Article L. 225-132 of the Code of Commerce and to reserve the subscription to ILOG S.A. Employee Benefits Trust.

The increase of the share capital could be resolved during a period of two years as from the date of this shareholders’ meeting.

The new shares, which will be subject to all provisions of the by-laws, will be combined with the shares previously issued and will entitle the holder thereof to the rights attached to a share as from the first day of the financial year on which the capital increase is finalized.

The issue price of these shares would be determined by the Board, with the right to delegate full powers to the Chairman, in compliance with the following provisions:

(i)
as long as the shares of the Company would remain listed on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company would be listed), the issue price of one share should be equal to eighty five percent (85%) of the lowest closing price for such share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company would be listed) on the last trading day prior to the first day of the offering period and on the last trading day of the offering period, as reported in La Tribune or such other source the Board deems reliable; and

(ii)
if the shares of the Company ceased to be admitted to listing on a French regulated market as mentioned in paragraph (i) above, the issue price of one share should be equal to eighty five percent (85%) of the lowest fair market value of a share on the first and last day of an offering period as determined in good faith by the Board, it being specified that the fair market value would be equal to the price per share at the time of the last operation involving the Company’s share capital, save when the Board, acting reasonably, would decide otherwise, and within the limits authorized by the laws in force at such time.

The offering periods will be for a duration of six months from February 1 to July 31 and from August 1 to January 31 each year, as provided in the Plan.

Furthermore, we propose that you grant the necessary powers to the Board of Directors including the right to delegate the Chairman as provided by law, to:

•
issue shares on one or more occasions, up to a total of 400,000 shares, to fix the periods and the conditions of subscription and the definitive conditions of the issue, within the limits laid down by the shareholders meeting and by the Plan;

•	set forth the means of payment of the new shares and collect the subscriptions for the new shares and the payments related thereto;

•	proceed to the anticipated closing date of the subscription or to the extension of its deadline, if applicable;

•	charge costs, including issuance costs, against issuance premiums;

•	carry out all acts and formalities with a view to finalizing the share capital increase; and

•	amend the by-laws as a results of the share capital increase and, in general, to take all necessary steps in that respect.

In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 400,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.976695%, i.e. a decrease of 0.023305%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.021993 on September 30, 2002, would change to €0.022156 per share, after taking into account the issuance of the 400,000 new shares of €0.61 each, according to the price of ILOG’s share on September 30, 2002, i.e. €2.90.

At the meeting, you will hear the report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

15.	Limitation of the authorization to increase share capital under the French Employee Savings Plan to the amount of the capital increase already realized

On September 25, 2001, the Shareholders authorized a capital increase by issuing a maximum of 300,000 shares under the 1998 French Employee Savings Plan on one or more occasion, until September 24, 2003.

Pursuant to such authorization, a capital increase of 178 shares was carried out on October 31, 2001, followed by a second capital increase of 193,698 shares on January 31, 2002, a third capital increase of 48,731 shares on April 30, 2002 and no shares were issued on July 31, 2002. To date, the issuance of 242,607 shares of €0.61 each, fully paid up, out of the 300,000 shares authorized has been carried out.

We propose that you resolve (i) to limit the amount of the capital increase authorized to the increases effectively realized that is to say an aggregate share capital increase of €147,990.27 by issuance of 242,607 shares of €0.61 each and (ii) to invalidate for the future the authorization granted on September 25, 2001.

16.	Increase of share capital reserved to ILOG S.A.’s employees under the French Employee Savings Plan

In order to allow the continuance of the French Employee Savings Plan and to conform with the provisions of Article L. 225-129 VII of the Code of Commerce (which requires the submission to any shareholders meeting called to approve one or more capital increase, of a draft resolution to approve a capital increase under the French Employee Savings Plan (plan d’épargne entreprise or plan partenarial d’épargne salariale volontaire)), we propose that you decide a share capital increase of a maximum nominal amount of €366,000 by the issue of a maximum of 600,000 new shares of €0.61 par value each, the subscription of which would be reserved to the employees having adhered or who will adhere to the French Employee Savings Plan.

It will thus be proposed to you to waive your preferential right to subscribe for the new shares to the benefit of the employees.

We propose that you delegate to the Board the powers to decide upon the issue and subscription of the shares, in accordance with the terms and conditions set by law and regulations applicable to company savings plans, in particular Article L. 443-1 and seq. of the Labor Code. This shareholders’ authorization would be granted for a period of two years as from the date of this shareholders’ meeting.

The issue price of one share will be determined by the Board, with the right to delegate the Chairman as provided by law, on the basis of the fair market value of a share as follows:

(i)
should the shares of the Company be listed on a French regulated market (marché réglementé), the Board shall determine the issue price of one share by reference to the quoted price of one share in euros on said French regulated market. However, in no case should the issue price set in accordance with this paragraph (i) be superior to the average quoted price of the shares on the said French regulated market during the twenty days of quotation preceding the day of the decision of the Board of Directors called to set the opening date for subscription and as reported in La Tribune or such other source the Board deems reliable nor (ii) be less than eighty five percent (85%) of such average;

(ii)
in the absence of an established marked quotation mentioned in paragraph (i) above, the issue price of one share will be determined by the Board according to the provisions of the third paragraph of Article L. 443-5 of the Labor Code.

Furthermore, the offering periods will have a duration of three months from 1st January to 31st March, from 1st April to 30th June, from 1st July to 30th September and from 1st October to 31st December of each year.

Finally, it will be proposed to you to give the Board of Directors all powers, including the right to delegate the Chairman as provided by law, to determine the payment terms, to carry out, directly or by proxy, all formalities for finalizing the share capital increase, to amend the by-laws as a result of the capital increase, and, in general, to take any necessary steps in that respect.

At the Meeting, you will hear the report of the Statutory Auditors which will give you their opinion on the proposal to waive the preferential right of subscription and on the calculation of the issue price.

In order to comply with the law, you will find set forth an indication of the dilution effect which would result from the issuance of the 600,000 shares mentioned above.

In the event that the increase in capital authorized is effected in full, a shareholder who holds 1% of the current share capital of the Company will have, after the completion of the capital increase, his portion of the new capital changed to 0.9765445%, i.e. a decrease of 0.034555%.

Such shareholder’s portion corresponding to 1% of the equity capital per share, which was €0.021993 on September 30, 2002, would change to €0.022235 per share, after taking into account the issuance of the 600,000 new shares of €0.61 each, based on the price of ILOG’s shares on September 30, 2002, i.e. €2.90.

At the meeting, you will hear the report of the Statutory Auditors who will give their opinion on the proposal of waiver of the preferential subscription right, on the calculation elements of the issue price, on the impact of the issue to shareholders and will certify the accuracy of information extracted from the accounts of the Company.

Thank you for your confidence in your Board for all decisions to be taken concerning the means for completing these operations that we have laid before you.

It is in the light of the above that we ask you to approve the resolutions, the text of which has been submitted to you by your Board.

The Board of Directors

ILOG

Société anonyme with a share capital of 10,225,669.12 euros
Registered office: 9, rue de Verdun, BP 85, 94253 Gentilly Cedex
Register of Commerce and Companies of Créteil 340 852 458

SPECIAL REPORT OF THE BOARD OF DIRECTORS TO THE ORDINARY ANNUAL
SHAREHOLDERS’ MEETING OF DECEMBER 17, 2002

Ladies and Gentlemen,

Within the context of our Ordinary Shareholders’ Meeting and the provisions of Article L. 225-184 of the French Code of Commerce, we hereby disclose the stock options transactions in accordance with the provisions of articles L. 225-177 to L. 225-186 of the French Code of Commerce.

During the fiscal year ended June 30, 2002, the Company granted options over 1,253,300 shares, as follows:

Plan	Date of grant	Number of shares	Exercise price per share (in euros)	Expiration date
1998	August 21, 2001	54,400	9.75	August 20, 2011
	September 21, 2001	84,700	5.42	September 20, 2011
	November 12, 2001	18,000	8.66	November 11, 2011
	December 18, 2001	13,500	13.10	December 17, 2011
	March 7, 2002	18,650	16.60	March 6, 2012
	May 28, 2002	139,200	8.23	May 27, 2012
	June 24, 2002	3,700	5.50	June 23, 2012
2001	November 12, 2001	921,150	8.66	November 11, 2011
During the 2002 fiscal year, a total of 151,567 shares were issued from the exercise of options as follows:
Plan	Date of grant	Number of shares	Exercise price per share (in euros)
1996	July 29, 1996	18,560	4.88
	December 16, 1996	15,000	5.34
	April 30, 1997	2,094	3.81
	July 23 1997	673	5.34
	August 20, 1997	57,500	5.62
	September 10, 1997	10,834	8.01
	October 22, 1997	219	10.01
	March 9, 1998	1,847	11.25
	June 18, 1998	1,153	13.54
	August 31, 1998	14,000	8.60
	October 21, 1998	1,760	6.72
	April 20, 1999	2,250	5.19
	July 27, 1999	484	6.79
	September 22, 1999	1,192	7.55
1998	October 21, 1998	2,484	6.72
	October 20, 1999	21,517	6.70

Information regarding the grants and the exercise of options by the Directors of the Company and others receiving the greatest number of options is provided in pursuant to the provisions of Article L. 225-184 of the French Code of Commerce as follows:

1.    During the fiscal year ended June 30, 2002, the Company granted to a Director options as follows:

Director	Number of shares	Date of grant	Exercise price per share (in euros)	Expiration date
Pierre Haren	50,000	November 12, 2001	8.66	November 11, 2011

2.    No stock options were granted to the Directors of the Company by any of its subsidiaries, within the meaning of Article L. 223-16 of the French Code of commerce during the fiscal year ended June 30, 2002.

3.    During the fiscal year, a total of 59,375 shares were issued to Directors from the exercise of options as follows:

Director	Number of shares	Date of grant	Exercise price per share (in euros)
Todd Lowe	50,000	August 20, 1997	5.62
	9,375	October 20, 1999	6.70

4.    During the fiscal year, the Company granted stock options over 317,000 shares to the following ten employees (exclusive of Directors) who received the greatest number of options among all employees during the fiscal year.

	Number of shares granted			Exercise price per share (in euros)	Expiration date
Name	Total	Date of grant
Douglas Doyle	70,000		September 21, 2001	5.42	September 20, 2011
Bounthara Ing	70,000	50,000	May 28, 2001	8.23	May 27, 2011
		20,000	November 12, 2001	8.66	November 11, 2011
Christian Deutsch	35,000	15,000	May 28, 2001	8.23	May 27, 2011
		20,000	November 12, 2001	8.66	November 11, 2011
Jean-François Abramatic	35,000		November 12, 2001	8.66	November 11, 2011
Robert Cooper	25,000	20,000	May 28, 2001	8.23	May 27, 2011
		5,000	November 12, 2001	8.66	November 11, 2011
Sanjay Saigal	20,000	10,000	August 21, 2001	9.75	August 20, 2011
		10,000	November 12, 2001	8.66	November 11, 2011
Margaret Thorpe	19,000	15,000	May 28, 2001	8.23	May 27, 2011
		4,000	November 12, 2001	8.66	November 11, 2011
Eric Brisson	18,000		November 12, 2001	8.66	November 11, 2011
Janet Lowe	15,000		November 12, 2001	8.66	November 11, 2011
Robert Bixby	10,000		November 12, 2001	8.66	November 11, 2011

5.    During the fiscal year, the following ten employees, (exclusive of Directors) exercised the largest number of options during the fiscal year for a total of 80,389 shares.

	Number of shares			Exercise price per share (in euros)
Name of employee	Total	Date of grant
Patrick Albert	30,000	15,000	July 29, 1996	4.88
		15,000	December 16, 1996	5.34
Susan Hathaway	16,812	14,000	August 31, 1998	8.60
		2,812	October 20, 1999	6.70
William Scull	13,647	10,834	September 10, 1997	8.01
		2,813	October 20, 1999	6.70
Mary Fenelon	7,500	7,500	August 20, 1997	5.62
Karen Endres	2,328	891	March 9, 1998	11.25
		1,437	October 20, 1999	6.70
Edward Kiraly	2,272	209	July 23, 1997	5.34
		1,146	October 20, 1999	6.70
		917	October 21, 1998	8.60
Jelle van Geuns	2,150	350	July 23, 1997	5.34
		800	October 21, 1998	6.72
		1,000	October 20, 1999	6.70
Jean-François Puget	2,000	2,000	April 30, 1997	3.81
Pierre Trudeau	2,000	2,000	April 20, 1999	5.19
Claude Martin	1,680	1,680	July 29, 1996	4.88

The Board of Directors

ILOG

Société anonyme with a share capital of Euros 10,225,669.12
Registered office: 9, rue de Verdun, BP 85, 94253 Gentilly Cedex
Register of Commerce and Companies of Créteil 340 852 458

COMBINED GENERAL MEETING OF SHAREHOLDERS OF DECEMBER 17, 2002

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

FIRST RESOLUTION

Approval of the French Statutory accounts for the fiscal year ended June 30, 2002

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2002 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

Approves the French statutory accounts for the fiscal year ended June 30, 2002, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

Acknowledges, pursuant to the provisions of Article 223 quarter and 223 quinquies of the French Tax Code, that no non-tax deductible expenses referred to in Articles 39-4 and 39-5 of the French Tax Code, were incurred during the fiscal year ended June 30, 2002.

SECOND RESOLUTION

Approval of the consolidated accounts for the fiscal year ended June 30, 2002

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2002 and the report of the Statutory Auditors on the performance of their duties during such fiscal year,

Approves the consolidated accounts for the fiscal year ended June 30, 2002, as presented, as well as the transactions reflected in these financial statements or summarized in these reports.

THIRD RESOLUTION

Allocation of earnings for the fiscal year ended June 30, 2002

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having noted that the losses for the fiscal year ended June 30, 2002 were €6,364,630.

Resolves to allocate such losses to the retained earnings’ account, bringing such account to €38,165,165 after such allocation.

Pursuant to French law, the Shareholders’ Meeting noted that no dividends were paid for the last three financial years.

FOURTH RESOLUTION

Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the special report of the Statutory Auditors on the agreements governed by Articles L. 225-38 and seq. of the French Code of Commerce,

Approves the three new agreements that have been entered into during the fiscal year ended June 30, 2002, as described in the special report of the Statutory Auditors.

Approves the continuation of agreements entered into during previous fiscal years and which were still in effect during the fiscal year ended June 30, 2002, as described in the special report of the Statutory Auditors.

FIFTH RESOLUTION

Directors’ fees for the fiscal year ending June 30, 2003

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

Resolves that up to €100,000 may be paid as Directors’ fees for the fiscal year 2003.

Grants the Board of Directors full powers to allocate, in whole or in part, such Directors’ fees, and to set the conditions of such allocation.

SIXTH RESOLUTION

Renewal of the terms of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Ms. Marie-Claude Bernal shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Ms. Marie-Claude Bernal for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2005.

SEVENTH RESOLUTION

Renewal of the terms of office of a Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

After having noted that the term of office as Director of Mr. Pierre Haren shall expire at the close of the current ordinary meeting,

Renews the term of office as Director of Mr. Pierre Haren for a period of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2005.

EIGHTH RESOLUTION

Appointment of a new Director

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors,

Appoints Mr. Thomas Weatherford as Director for a term of three years expiring at the close of the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ending June 30, 2005.

Mr. Thomas Weatherford already declared that he accepts the duties conferred to him and that nothing prevents him from accepting such duties.

NINTH RESOLUTION

Authorization to repurchase the Company’s shares

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

After having heard the report of the Board of Directors and reviewed the “note d’information” approved by the Commission des Opérations de Bourse,

Authorizes the Board of Directors, pursuant to the provisions of Article L. 225-209 and seq. of the French Code of Commerce, to purchase the Company’s shares up to 10% of the Company’s share capital. The shares may be purchased, upon a decision of the Board of Directors, for any purpose and notably, in decreasing order of priority, with a view to:

•
provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

•	make sales and purchases in compliance with applicable regulations, depending on market conditions;

•	stabilize the market price of ILOG shares, in compliance with applicable regulations, by buying and selling to compensate market trends;

•
implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates. Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock options, or through a corporate pension fund;

•	keep such repurchased shares in treasury; and

•
cancel such repurchased shares, subject to the approval of a dedicated resolution by the shareholders’ meeting, and having said that such cancellation would only be implemented if it would have a positive impact on the net earning per share.

The shares may be purchased, sold, transferred or exchanged by any means, such as, open market or negotiated transactions, or through derivative securities (such as options, warrants…), except purchase of call options, and at any time, in compliance with applicable regulations. The part of the program, which may be done through block trades, is not limited.

The Shareholders’ Meeting hereby sets the maximum purchase price and the minimum resale price per share at €25 and €3, respectively. However, in the event of a stock split or a reverse stock split, the Board shall be authorized to adjust purchase price and resale price mentioned above in order to take into account the incidence of such transactions on the share value.

The funds used to implement such share purchase program shall not exceed €10 million.

The term of this authorization shall expire at the Shareholders’ Meeting called to approve financial statements for the fiscal year ending June 30, 2003, and, in any case, within a maximum of 18 months following this meeting. This authorization shall be used including during a tender or exchange offer within the limits set forth by applicable regulations.

This authorization terminates and replaces the authorization given in the ninth resolution of the Combined General Meeting of Shareholders, held on December 18, 2001.

The Shareholders’ Meeting grants full powers to the Board of Directors, which include the right to delegate these powers in compliance with applicable laws, to enter into stock market or open market transactions, to conclude agreements for the maintenance of registers of the purchase and sale of shares, to report to the Commission des Opérations de Bourse, the Conseil des Marchés Financiers and other regulatory agencies, to carry out any other formalities, and, generally to do whatever is necessary to implement this resolution.

The Board of Directors shall inform the Shareholders’ Meeting of the transactions carried out by implementation of the present authorization.

TENTH RESOLUTION

Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors’ report and the special report of the Statutory Auditors,

Authorizes the Board to reduce the Company’s share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to a share repurchase program.

Authorizes the Board to charge the difference between the repurchase value of the cancelled shares and their nominal value against any available issuance premiums and reserves.

Grants the Board of Directors full powers to set the terms and conditions of such cancellation or cancellations and modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid until the close of the Ordinary Shareholders’ Meeting to be called to approve the accounts for the fiscal year ending June 30, 2003.

ELEVENTH RESOLUTION

Supplement the corporate purpose of the Company and consequently amend Article 3 of the by-laws

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors’ report,

Resolves to supplement the corporate purpose of the Company by amending Article 3 of the by-laws as follows:

“Article 3—Corporate Purpose

The first fourth paragraphs remain unchanged.

The fifth paragraph is replaced by the following paragraph:

“all directly or indirectly on its own behalf or on behalf of third parties, by means of the setting-up of new companies, capital contributions, the purchase of securities, mergers, alliances or investment companies or by lease or management lease of any assets or rights or otherwise”.

After this paragraph, the following paragraphs are added:

“the issuance of any guarantees, performance bond and other security interests in compliance with the provisions of current laws and regulations, in particular to any company or entity of the Group, in connection with their activities, as well as the financing of their activities. The contracting of any loan and, in general, the use of different method of financing with a view to facilitating the financing of the Company’s operations;

as well as, in general, all financial, commercial, industrial, civil, real property, personal property transactions or services that may be directly or indirectly related to one of the specified purposes or to any similar or related purpose or which may further the development of the Company’s assets.”

Grants to the Chairman of the Board of Directors full powers, including the right to delegate to an attorney-in-fact, to carry out any formalities resulting from this amendment to the by-laws.

TWELFTH RESOLUTION

Increase of share capital by issuance of securities giving access, either immediately or at a later date, to the Company’s shares, with preferential subscription rights granted to shareholders

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors’ report,

Resolves, pursuant to Article L. 225-129 III of the French Code of Commerce, to grant the Board of Directors full power to issue, with preferential rights granted to shareholders, new shares of the Company and securities of any nature whatsoever, including unattached warrants issued at no cost or for consideration, giving access, either immediately or at a later date, to shares of the Company, in one or more issues, in France or abroad, in such proportions and forms, and at such times as it sees fit,

Resolves that the nominal value of shares to be issued pursuant to the above authorisation may not exceed €5,000,000. If additional shares are to be issued in order to protect the rights of holders of securities giving access at a later date to Company’s shares, in accordance with the law, their nominal value shall be in addition to the €5,000,000 limitation,

Resolves that the face value of debt securities that may be issued pursuant to the above authorization may not exceed €15,000,000, or the equivalent in foreign currencies or currency-basket accounts units,

Resolves that shareholders may exercise their preferential subscription rights, under conditions provided by law, without reduction of their entitlement (à titre irréductible). Moreover, the Board of Directors may give shareholders the right to subscribe to a number of shares that is greater than the amount to which they would be entitled in proportion to the number of subscription rights they hold, up to and including the amount of shares they request and prorata to the number of subscription rights they hold. If an offering is not fully subscribed after the exercise of preferential rights under the conditions stated above, the Board may in the order it shall deem appropriate and using part or all of the following possibilities:

•	limit the offering to the amount of subscriptions exercised if the offering has been at least three-fourths subscribed;

•	allocate all or part of the securities not subscribed; or

•	offer to the public all or part of the securities not subscribed.

Further resolves that in the event of allocation of warrants for new shares to existing shareholders, the Board shall have the right to decide that the rights corresponding to fractional shares shall not be negotiable and that the corresponding shares shall be sold; each holder of such fractional right shall receive cash in lieu thereof no later than thirty (30) days after the whole number of new shares have been registered in the name of such holder,

Acknowledges that the present authorization entails the waiver by shareholders, in favor of the holders of the new securities giving access, at a later date, to Company’s shares, of their preferential subscription rights to subscribe for the new shares to be issued on the exercise of such securities,

Resolves to waive the shareholders’ preferential subscription rights to shares issued upon the conversion of bonds or the exercise of warrants or rights,

Resolves that the amount receivable by the Company for each share issued under the terms of the aforementioned authorization may not be less than the nominal value of the shares, at the date of issuance,

Grants the Board of Directors full power, including the right to delegate the Chairman as provided by law, to implement this authorization. Specifically, the Board of Directors may determine the dates, terms, price, and quantity of the offerings as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates. The Board may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access, at a later date, to shares, as provided by law. It may charge costs, particularly issuance costs, against issuance premiums, if appropriate. It may carry out all operations and conclude all agreements with a view to finalizing the increase in capital stock, to record the capital increase resulting from implementation of this authorization, and to modify the articles of incorporation accordingly,

If debt securities giving access, either immediately or at a later date, to shares of the Company, are issued, the Board shall have full power, including the right to delegate the Chairman as provided by law, to decide whether or not they are subordinate, set their interest rate, term and redemption price (fixed or variable), and determine whether they should be issued at premium and the method of redemption on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.

Resolves that this authorization shall invalidate any prior authorization relating to the immediate and/or subsequent issue of shares of the Company, with preferential subscription rights.

Such authorization shall remain valid for a period of twenty-six months starting from the date of this Shareholders’ Meeting.

THIRTEENTH RESOLUTION

Increase of share capital by issuance of securities giving rights, immediately or at a later date, to shares, without preferential subscription rights

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves, pursuant to Article L. 225-129 III of the French Code of Commerce to grant the Board of Directors full power to issue, without preferential subscription rights and by the way of an offer to the public, securities mentioned in the twelfth resolution thereof, in one or more issues, in France or abroad, in such proportions and forms, and at such times as it sees fit,

Resolves that the nominal value of shares to be issued pursuant to be above authorization may not exceed €2,500,000. If additional shares are to be issued in order to protect the rights of holders of securities giving access to shares, in accordance with the law, their nominal value shall be in addition to the €5,000,000 limitation,

Resolves that the face value of debt securities that may be issued pursuant to the above authorization may not exceed €15,000,000 or the equivalent in foreign currencies or currency-basket account units,

Resolves that the present authorization shall be used to issue new shares of the Company and securities of any nature whatsoever giving access, either immediately or at a later date, to shares of the Company in exchange of securities tendered in a public exchange offer initiated by the Company on the securities of a company listed on one of the regulated markets cited in Article L. 225-148 of the French Code of Commerce,

Resolves to waive existing shareholders’ preferential subscription rights regarding the securities to be issued, on the understanding that the Board of Directors may allow priority for existing shareholders on all or part of the offering under conditions to be determined by the Board. Subscription priority thus granted shall not be freely transferable,

Acknowledges that the present authorization entails the waiver by the shareholders, in favor of holders of the new securities giving access to shares, of their preferential subscription rights to subscribe for the shares to be issued on exercise of such securities,

Resolves to waive the shareholders’ preferential subscription rights to shares issued upon the conversion of bonds or the exercise of warrants or rights,

Resolves that the amount receivable by the Company for each share issued under the terms of the aforementioned authorization, after deduction of issuing costs for warrants or rights, where warrants or rights alone are issued, may not be less than the minimum value set forth by applicable laws at the time of the use of the present authorization, currently being the average quoted price of the shares on the Nouveau Marché d’Euronext Paris for ten consecutive trading days within the twenty days preceding the first day of their issue, after adjustment for the effect of whether the shares are issued cum dividend or ex-dividend,

Grants the Board of Directors full power, including the right to delegate the Chairman as provided by law, to implement this authorization, in particular the powers granted to it pursuant to the twelfth resolution.

Resolves that this authorization shall invalidate any prior authorization relating to the immediate and/or subsequent issue of shares of the Company with waiver of preferential subscription rights.

Such authorization shall remain valid for a period of twenty-six months starting from the date of this Shareholders’ Meeting.

FOURTEENTH RESOLUTION

Increase of share capital by capitalization of provisions, profits or premiums

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

Resolves that the Board of Directors, pursuant to the provisions of Articles L. 225-129 II and III of the French Code of Commerce, shall use the powers granted to it pursuant to the twelfth resolution to increase the Company’s share capital by a maximum nominal value of €5,000,000, on one or more occasion, by incorporating into the share capital of all or part of provisions, profits or premiums and by increasing the nominal value of the shares and/or issuing additional shares,

Resolves that rights to fractional shares shall not be freely transferable, and that the corresponding shares shall be sold. The proceeds from sales of such shares shall be allocated to holders of the corresponding rights no more than thirty days after the date at which they have received the number of full shares to which they are entitled.

The Shareholders’ Meeting grants the Board of Directors full power, including the right to delegate the Chairman as provided by law, to implement this authorization. Specifically, the Board may determine the dates, terms, price, and quantity of the offering, take all measures to protect the legal interests of holders of securities giving access, at a later date, to shares, carry out all operations consequent to the increase in capital stock resulting from implementation of this authorization, and modify the articles of incorporation accordingly,

Resolves that this authorization shall invalidate for the future any prior authorization relating to the increase of share capital by incorporation or provisions, profits or premiums.

Such authorization is granted for the period of twenty-six months starting from the date of this Meeting.

FIFTEENTH RESOLUTION

Increase of share capital during a public tender offer or exchange offer for the Company’s shares

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

Resolves that the delegations given to the Board of Directors in resolutions twelve, thirteen and fourteen for the purpose of increasing the Company’s share capital, shall be maintained during a public tender offer or exchange offer for the Company’s shares.

Such authorization shall remain valid until the close of the Ordinary Shareholders’ Meeting to be called to approve the accounts for the fiscal year ending June 30, 2003.

SIXTEENTH RESOLUTION

Aggregate limit on authorizations above-mentioned

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

Following the adoption of the resolutions twelve to fifteen,

Resolves that the nominal value of the capital increases, either immediately or at a later date, which may be realized pursuant to the authorizations given to the Board under the above-mentioned resolutions shall not exceed €5,000,000 . If additional shares are to be issued in order to protect the rights of the holders of securities giving access to shares, in accordance with law, their nominal value shall be in addition to the said limitation.

SEVENTEENTH RESOLUTION

Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of €34,160, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 56,000 shares of €0.61 nominal value each.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue warrants to seven non-executive Directors in the following amounts:

•	Marie-Claude Bernal, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Michel Alard, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Pascal Brandys, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Marc Fourrier, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Richard Liebhaber, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Todd Lowe, for a maximum of 8,000 shares of €0.61 nominal value each,

•	Thomas Weatherford, for a maximum of 8,000 shares of €0.61 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Resolves that the warrants shall be exercised within a five year-period following their issuance.

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants, will be at least equal to the closing price for a share on the Nouveau Marché d’Euronext Paris on the last trading day preceding the decision of the Board to issue these warrants.

Grants to the Board of Directors full powers, including the right to delegate the Chairman, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;

•	To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this shareholders’ meeting.

EIGHTEENTH RESOLUTION

Authorization to issue warrants for up to a maximum of 20,000 shares reserved for issuance to non-executive members of the Technical Advisory Board

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of €12,200, in one or more issues, by the issuance of warrants giving right to subscribe for a maximum of 20,000 shares of €0.61 nominal value each.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue for the warrants to the non-executive members of the Technical Advisory Board in the following amounts:

•	Eugene Freuder, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Gilles Kahn, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Martin Grötschel, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Ora Lassila, for a maximum of 4,000 shares of €0.61 nominal value each,

•	Ben Shneiderman, for a maximum of 4,000 shares of €0.61 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Resolves that the warrants shall be exercised within a five year-period following their issuance.

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants, will be at least equal to the closing price for a share on the Nouveau Marché d’Euronext Paris on the last trading day preceding the decision of the Board to issue these warrants.

Grants to the Board of Directors full powers, including the right to delegate the Chairman, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;

•	To set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization;

•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

•	To finalize the share capital increases resulting from the exercise of the warrants; and

•	To modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this Shareholders’ Meeting.

NINETEENTH RESOLUTION

Limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already realized

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

And having acknowledged that on September 25, 2001 the Shareholders’ Meeting had authorized a capital increase by issuance of a maximum of 300,000 shares of €0.61 nominal value each under the 1998 International Employee Stock Purchase Plan (the “International Plan”), in one or more issues, to be realized until September 24, 2003,

Acknowledges that pursuant to such authorization, to date, the issuance of 138,894 shares of €0.61 nominal value each, fully paid-up, has been carried out and finalized,

Resolves to limit the amount of the capital increase authorized under the International Plan to the increases effectively realized, that is to say an aggregate capital increase of an amount of €84,725.34, by issuance of 138,894 shares of €0.61 nominal value each,

Resolves to invalidate for the future the authorization granted on September 25, 2001.

TWENTIETH RESOLUTION

Increase of share capital up to a nominal value of €244,000 represented by 400,000 shares reserved for issuance under the 1998 International Employee Stock Purchase Plan

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of €244,000, in one or more issues, by the issuance of a maximum of 400,000 shares of €0.61 nominal value each, reserved to ILOG S.A. Employee Benefits Trust,

Resolves to waive the preferential subscription rights of the shareholders to the capital increase and to reserve the right to subscribe to the new shares to ILOG S.A. Employee Benefits Trust,

Resolves that the issue price of these shares will be determined by the Board, with the right to delegate the Chairman as provided by law, in compliance with the following conditions:

(i)
as long as the shares the Shares of the Company will remained listed on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company will be listed), the issue price of one share should be equal to eighty five percent (85%) of the lowest closing price for such share as quoted on the Nouveau Marché of Euronext Paris S.A. (or such other French regulated market on which the shares of the Company will be listed) on the last trading day prior to the first day of the offering period and on the last trading day of the offering period, as reported in La Tribune or such other source the Board deems reliable;

(ii)	if the shares of the Company ceased to be admitted to listing on a French regulated market as mentioned in paragraph (i) above, the issue price of one share shall be equal to eighty five percent

(85%) of the lowest fair market value of a share on the first day and the last day of an offering period as determined in good faith by the Board, it being specified that the fair market value will be equal to the price per share at the time of the last operation involving the Company’s share capital, save when the Board, acting reasonably, decides otherwise, and within the limits authorized by the laws in force at such time.

Resolves that the new shares, which will be subject to all provisions of the by-laws, will be combined with the existing shares and will entitle the holder thereof to the rights attached to the shares from the first day of the financial year on which the capital increase is finalized,

Grants full powers to the Board of Directors, including the right to delegate the Chairman as provided by law, to implement this resolution and to:

•
issue shares on one or more occasion, up to a total of 400,000 shares, to fix the periods and the conditions of subscription and the definitive conditions of the issue, within the limits laid down by this authorization,

•	set forth the means of payment of the new shares and collect the subscriptions for the new shares and the payments related thereto,

•	proceed to the anticipated closing date of the subscription or to the extension of its deadline, if applicable,

•	charge costs, including issuance costs, against issuance premiums,

•	carry out all acts and formalities with a view to finalizing the share capital increase, and

•	amend the by-laws as a results of the share capital increase and, in general, to take all necessary steps in that respect.

Such capital increase will have to be finalized, in one or more issues, within a maximum of two years from the date of this meeting.

TWENTY-FIRST RESOLUTION

Limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already realized

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report,

And having acknowledged that on September 25, 2001 the Shareholders’ Meeting had authorized a capital increase by issuance of a maximum of 300,000 shares of €0.61 nominal value each under the French Employee Savings Plan in one or more issues, to be realized at the latest on September 24, 2003,

Acknowledges that pursuant to such authorization, to date, the issuance of 242,607 shares of €0.61 nominal value each, fully paid-up, has been carried out and finalized,

Resolves to limit the amount of the capital increase authorized under the French Employee Savings Plan to the increases effectively realized, that is to say an aggregate capital increase of an amount of €147,990.27, by issuance of 242,607 shares of €0.61 nominal value each,

Resolves to invalidate for the future the authorization granted on September 25, 2001.

TWENTY-SECOND RESOLUTION

Increase of share capital up to a nominal value of €366,000 represented by 600,000 shares reserved for issuance under the French Employee Savings Plan

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report and the Statutory Auditors’ Special Report,

Resolves, in accordance with Articles L. 443-1 and seq. of the French Labor Code and Article L. 225-138 of the French Code of Commerce and pursuant to Article L. 225-129 VII of the French Code of Commerce, to increase the share capital by a maximum nominal value of €366,000, in one or more issues, by the issuance of a maximum of 600,000 new shares of €0.61 nominal value each, the subscription of which will be reserved to the employees of the Company and of its affiliates within the meaning given to such terms in Articles L. 225-180 of the French Code of Commerce, having adhere or who will adhere to the French Employee Savings Plan (the “Company’s Employees”),

Resolves to waive the preferential right of the shareholders to the capital increase and to reserve the right to subscribe for the new shares to the Company’s Employees,

Resolves that the issue price of one share will be determined by the Board, with the right to delegate to the Chairman as provided by law, on the basis of the fair market value of a share as follows:

(i)
should the shares of the Company be listed on a French regulated market (marché réglementé), the Board shall determine the issue price of one share by reference to the quoted price of a share in Euros on said French regulated market. However, in no case shall the issue price set in accordance with this paragraph (i) be superior to the average quoted price of the shares on the said French regulated market during the twenty days of quotation preceding the day of the decision of the Board of Directors called to set the opening date for subscription and as reported in La Tribune or such other source the Board may deem reliable, nor (ii) be less than eighty five percent (85%) of such average; and

(ii)
in the absence of an established market quotation mentioned in paragraph (i) above, the issue price of one share will be determined by the Board according to the provisions of the third paragraph of Article L. 443-5 of the French Labor Code.

Resolves that the new shares, which will be subject to all provisions of the by-laws, will be combined with the existing shares and will entitle the holder hereof to the rights attached to the shares from the first day of the financial year on which the capital increase is finalized,

Grants full powers to the Board of Directors, including the right to delegate the Chairman as provided by law, within the limits above-mentioned to:

•
set the terms and conditions of the French Employee Savings Plan and to determine the terms of the issuance and the payment of new shares, which terms may include seniority requirement, without exceeding six months,

•	carry out all acts and formalities with a view to finalizing the share capital increase or increases referred hereto,

•	amend the by-laws as a result of the share capital increase and, in general, to take all necessary steps in that respect.

Such authorization will remain valid for a period of two years from the date of this Meeting.

TWENTY-THIRD RESOLUTION

Powers of attorney

The Shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

Grants all powers to the bearer of an original, a copy or an extract of these minutes for the purposes of carrying out the necessary registrations and formalities.

REQUEST FOR DOCUMENTS AND INFORMATION

Return to:

The Company Secretary
ILOG S.A.
9 rue de Verdun
BP 85
94253 Gentilly Cedex
France

DECEMBER 17, 2002 ANNUAL MEETING OF SHAREHOLDERS

I, the undersigned:

FIRST AND LAST NAME:

ADDRESS:

owner of                                           ADSs of ILOG S.A.

requests you to send to me the documents with respect to above-mentioned Annual Meeting of Shareholders listed in article 135 of the Decree of March 23, 1967.

Signed:

Dated:

☒	PLEASE MARK VOTES
AS IN THIS EXAMPLE

ILOG S.A. PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.		Ordinary General Meeting
			For	Against	Abstain		For	Against	Abstain
		Resolution 1	☐	☐	☐	Resolution 5	☐	☐	☐
Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions.	☐	Resolution 2	☐	☐	☐	Resolution 6	☐	☐	☐

Mark box at right if an address change has been noted on the reverse of this card.	☐	Resolution 3	☐	☐	☐	Resolution 7	☐	☐	☐

CONTROL NUMBER:		Resolution 4	☐	☐	☐	Resolution 8	☐	☐	☐

						Resolution 9	☐	☐	☐

Extraordinary General Meeting

			For	Against	Abstain		For	Against	Abstain

		Resolution 10	☐	☐	☐	Resolution 17	☐	☐	☐

		Resolution 11	☐	☐	☐	Resolution 18	☐	☐	☐

		Resolution 12	☐	☐	☐	Resolution 19	☐	☐	☐

		Resolution 13	☐	☐	☐	Resolution 20	☐	☐	☐

Please be sure to sign and date this Voting Instruction Card.	Date	Resolution 14	☐	☐	☐	Resolution 21	☐	☐	☐

		Resolution 15	☐	☐	☐	Resolution 22	☐	☐	☐

ADR Holder sign here Co-owner sign here		Resolution 16	☐	☐	☐	Resolution 23	☐	☐	☐

DETACH CARD	DETACH CARD

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
ILOG S.A.

JPMorgan Chase Bank (the “Depositary”) has received notice of an Ordinary and Extraordinary General Meeting (the “Meeting”) of ILOG S.A. (the “Company”) that will take place on Tuesday, December 17, 2002 at 5:00 p.m. at the registered office of the Company at 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, France.

In order to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares of the Company represented by your ADRs for or against or to abstain from voting the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to the Chairman of the Meeting. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, December 10, 2002. Only the registered holders of record at the close of business on September 30, 2002, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: October 31, 2002

ILOG S.A.

JPMorgan Chase Bank, Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a holder of record at the close of business on September 30, 2002 of American Depositary Receipt(s) representing Ordinary Shares of ILOG S.A. hereby requests and authorizes JPMorgan Chase Bank, the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Ordinary and Extraordinary General Meeting of the Company to be held on Tuesday, December 17, 2002 at 5:00 p.m. at the registered office of the Company at 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, France.

These instructions, when properly signed and dated, will be voted in the manner directed herein.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., December 10, 2002.

If you wish to return your voting instruction card by overnight mail please use the following address: EquiServe, 150 Royall Street, Canton, MA 02021, Attn: Jessica McWhinnie, JPMorgan Service Center.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, your underlying Ordinary Shares represented by American Depositary Receipt(s), will be voted by such person in his or her discretion.

RESOLUTIONS

Ordinary General Meeting

1.	Approval of the French Statutory accounts for the fiscal year ended June 30, 2002.

2.	Approval of the consolidated accounts for the fiscal year ended June 30, 2002.

3.	Allocation of earnings for the fiscal year ended June 30, 2002.

4.	Approval of the agreements provided for in Articles L. 225-38 and seq. of the French Code of Commerce.

5.	Directors’ fees for the fiscal year ending June 30, 2003.

6.	Renewal of the terms of office of a Director.

7.	Renewal of the terms of office of a Director.

8.	Appointment of a new Director.

9.	Authorization to repurchase the Company’s shares.

Extraordinary General Meeting

10.	Authorization to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period.

11.	Supplement the corporate purpose of the Company and consequently amend Article 3 of the by-laws.

12.	Increase of share capital by issuance of securities giving access, either immediately or at a later date, to the Company’s shares, with preferential subscription rights granted to shareholders.

13.	Increase of share capital by issuance of securities giving rights, immediately or at a later date, to shares, without preferential subscription rights.

14.	Increase of share capital by capitalization of provisions, profits or premiums.

15.	Increase of share capital during a public tender offer or exchange offer for the Company’s shares.

16.	Aggregate limit on authorizations above-mentioned.

17.	Authorization to issue warrants to subscribe for shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors.

18.	Authorization to issue warrants for up to a maximum of 20,000 shares reserved for issuance to non-executive members of the Technical Advisory Board.

19.	Limitation of the authorization to increase the share capital under the 1998 International Employee Stock Purchase Plan to the amount of the capital increase already realized.

20.	Increase of share capital up to a nominal value of €244,000 represented by 400,000 shares reserved for issuance under the 1998 International Employee Stock Purchase Plan.

21.	Limitation of the authorization to increase the share capital under the French Employee Savings Plan to the amount of the capital increase already realized.

22.	Increase of share capital up to a nominal value of €366,000 represented by 600,000 shares reserved for issuance under the French Employee Savings Plan.

23.	Powers of attorney.